Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 26, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Mylan on July 26, 2004 and is incorporated by reference into this filing.

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For Immediate Release	CONTACTS:	Heather Bresch (Media)
Mylan Laboratories Inc.
724.514.1800

Kris King (Investor)
Mylan Laboratories Inc.
724.514.1800

Mylan Comments on Yesterday’s Trading Activity

Pittsburgh, PA – August 20, 2004 – Mylan Laboratories Inc.’s (NYSE: MYL) Vice Chairman and CEO Robert J. Coury stated, “We believe yesterday’s trading activity was largely driven by the announcement of Carl Icahn’s clearance from the Federal Trade Commission to purchase between $100 million and $500 million worth of Mylan stock.”

Mylan cautions investors who may be relying on sell-side analysts’ estimates that do not appear to have been fully adjusted for negative changes in the generic pharmaceutical industry. Mylan suspended its fiscal 2005 annual earnings guidance due to these changes and has yet to provide fiscal 2006 earnings guidance.

The Food and Drug Administration’s recent authorized generics decision and other FDA rulings are changing the rules of engagement for the generic pharmaceutical industry. Based on the uncertainties for the industry caused by these rulings, Mylan does not believe that investors can reasonably rely on current Street estimates at this time. Mylan intends to provide its earnings guidance as soon as practically possible.

Mr. Coury further stated, “Mylan’s Board of Directors continues to be unanimous and in support of this transaction and believes that the pending merger with King Pharmaceuticals will optimize value for all shareholders by the creation of a leading specialty pharmaceutical company.”

Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.

This press release includes statements that constitute “forward-looking statements,” including with regard to: Mylan’s recent trading volume, the generic pharmaceutical industry, the acquisition of King and the providing of earnings guidance. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to; an increase in Mylan stock’s trading volume due to matters unknown to the Company’s management; the impact and effects of legal and regulatory proceedings, actions; market perception of the King transaction; uncertainties regarding the integration of King; other uncertainties inherent in the Company’s ability to provide earnings guidance; and the other risks detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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Forward Looking Statements:

     This communication contains statements that constitute “forward-looking statements”, including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Acquisition and Where to Find It:

     In connection with the proposed transaction, Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters.

     Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

     Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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